UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

DUTCH BROS INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

26701L100

(CUSIP Number)

Jonathan Ricci
c/o Dutch Bros, Inc.
110 SW 4th Street
Grants Pass, Oregon 97526
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26701L100

1.	Names of Reporting Persons. Jonathan Ricci
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,667,240
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 2,667,240
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,667,240
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.7% (1)
14.	Type of Reporting Person (See Instructions) IN

[1]	This percentage is calculated based upon 34,431,806 shares of Class A common stock outstanding as of September 30, 2021, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 26701L100
Item 1.    Security and Issuer
(a)    This statement on Schedule 13D relates to the Class A common stock, par value $0.00001 per share (“Common Stock”), of Dutch Bros Inc., a Delaware corporation (the “Issuer”).
(b)    The principal executive offices of the Issuer are located at 110 SW 4th Street, Grants Pass, Oregon 97526.

Item 2.    Identity and Background

(a)    Jonathan Ricci (the “Reporting Person”)

(b)    The business address of the Reporting Person is c/o Dutch Bros Inc., 110 SW 4th Street, Grants Pass, Oregon 97526.

(c)    The Reporting Person is the Chief Executive Officer and President of the Issuer.

(d)    During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.

Item 3.

The Reporting Person acquired these shares pursuant to that certain Restricted Stock Agreement by and between the Issuer and the Reporting Person upon the conversion of profits interest units in Dutch Mafia, LLC (“Dutch Bros OpCo”) prior to the Issuer’s initial public offering (“IPO”).

In connection with the Issuer’s IPO and the corresponding reorganization and recapitalization transactions immediately prior thereto, all outstanding, vested and unvested profits interest units of Dutch Bros OpCo converted into Class A common units. The number of Class A common units delivered in respect of each profits interest unit was determined based on the amount of proceeds that would be distributed in respect of such profits interest unit if Dutch Bros OpCo were to be sold at a value derived from the IPO price and the proceeds distributed in accordance with that certain Second Amended and Restated Limited Liability Company Agreement of Dutch Bros OpCo, dated as of January 22, 2019.

Immediately following the IPO, upon effectiveness of the registration statement on Form S-8 for the registration of the Issuer’s 2021 Equity Incentive Plan (the “Plan”), each holder who received Class A common units in exchange for profits interest units contributed such Class A common units to the Issuer in exchange for a corresponding number of shares of Common Stock issued in the form of a stock award and restricted stock under the Plan.

Item 4.

The Reporting Person has acquired, and holds, the shares of Common Stock reported herein for investment purposes. The Reporting Person may acquire additional securities of the Issuer, depending on market indicators and the business performance of the Issuer, but does not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Reporting Person or his ability to influence control of the Issuer.
Other than as described above, and except that the Reporting Person may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act as of the date of this Schedule 13D, the Reporting Person does not have any present plans which relate to or would result in:
(i)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than through the vesting of restricted stock units issued by the Issuer to the Reporting Person on September 17, 2021;
(ii)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii)a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 26701L100
(v)any material change in the present capitalization or dividend policy of the Issuer;
(vi)any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(vii)changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(x)any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)    The Reporting Person beneficially owns 2,667,240 shares of Common Stock of the Issuer, which represents 7.7% of the Issuer’s Common Stock outstanding as of September 17, 2021, based on 34,431,806 shares of the Issuer’s Common Stock outstanding as reported the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

(b)    The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)    Except as described in this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock in the past sixty days except those relating to the vesting and settlement of restricted stock awards.

(d)    To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Employment Agreement

On November 30, 2021, Issuer, through its subsidiary DB Management Co., which is a wholly-owned subsidiary of Dutch Bros OpCo, of which the Issuer is the sole managing member (collectively, the “Company”), entered into an employment agreement with the Reporting Person, in connection with the Reporting Person’s employment as the Issuer’s Chief Executive Officer. This Employment Agreement superseded the Reporting Peron’s prior employment agreement with the Company. The Reporting Person will receive a base salary of $550,000, and is eligible to receive a cash bonus of $500,000 for 2021. The Reporting Person is also eligible to use the Company-owned plane for up to 25 hours of personal travel and to participate in the Issuer’s standard benefits, subject to the terms and conditions of such plans and programs, including certain benefits under the terms of the Issuer’s Amended and Restated Severance and Change in Control Plan.

Lock-Up Agreement

In connection with the IPO, the Reporting Person entered into an agreement, pursuant to which he agreed with the underwriters that, until the earlier of (1) the opening of trading on the third trading day immediately following the date Issuer publicly furnished its earnings release for the second quarter following the most recent period for which financial statements are included in the registration statement for the IPO, or (2) 180 days from the date of the date of the registration statement for the IPO, the Reporting Person will not, subject to certain exceptions, without the prior written consent of BofA Securities, Inc., J.P. Morgan Securities LLC and Jefferies LLC, offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of the Issuer’s Class A common stock, or any options or warrants to purchase any shares of the Issuer’s Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Issuer’s Class A common stock.

The foregoing descriptions of the Employment Agreement and Lock-up Agreement do not purport to be complete, and are qualified in their entirety by reference to the text of such agreements (or the forms thereof). Such agreements (or the forms thereof) are incorporated by reference herein. Other than as described in this Schedule 13D, to the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 26701L100
Item 7. Material to be Filed as Exhibits

Description	Incorporated by Reference
	Schedule / Form	File No.	Exhibit	Filing Date
Employment Agreement by and between the Issuer and Jonathan Ricci, dated November 23, 2021	8-K	001-40798	10.1	12/01/2021
Form of Lockup Agreement, Exhibit A to that Form of Underwriting Agreement	S-1/A	333-258988	1.1	9/07/2021

CUSIP No. 26701L100
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

/s/ Jonathan Ricci
JONATHAN RICCI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)